UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form	20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date	26 April 2006	By	/s/ Jeffrey Cheung
		Name:	Jeffrey Cheung
		Title:	Deputy Director-Finance

KCRC announces 2005 annual results

(26 April 2006, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) today announced its annual results of 2005. Both its total patronage and total revenue achieved satisfactory results, with growth rates of 12.3% and 8.2% respectively.

Total patronage increased from 1,354,800 daily passenger trips in 2004 to 1,527,000 trips a day on average for the whole year mainly due to the increase in patronage of West Rail and the first full year service of the Tsim Sha Tsui Extension and Ma On Shan Rail in 2005.

The Corporation’s main focus last year was on building patronage numbers. As a result of vigorous improvements in connectivity and accessibility, the launch of various concession schemes and promotional events throughout the year, West Rail’s daily patronage on weekdays and Saturdays has exceeded 200,000 in December 2005, an increase of 14.3% from December 2004.

The introduction of East Rail One-Month Pass since April 2005 has also helped boost East Rail’s domestic patronage. East Rail’s domestic patronage increased by 15.9% to an average of 656,200 passenger trips a day. Its share of the domestic market for the North East New Territories to urban journeys grew from about 40% in 2004 to 46.6% in 2005.

In the cross-boundary market, the Corporation continued to suffer from competition from road-based modes of transport which benefited from the completion of major improvement works at the Lok Ma Chau and Sha Tau Kok road crossing points in early 2005. Despite the added convenience offered by Shenzhen Metro, the opening of Disneyland last year and the major station improvements at Lo Wu, our market share fell from 61% in 2004 to 59% last year with an average of 235,500 passengers a day, up 1.3% from 2004.

With respect to Intercity Passenger Services, the added convenience brought about by the launch of the Corporation’s Intercity Through Train e-Ticketing System and the through train passengers special packages offered jointly with travel agencies, hotels, entertainment and retail outlets and tourist destinations have led to higher patronage. The average daily passengers increased by 5.6% to 8,500. The Guangzhou-Kowloon Through Train market share declined slightly from 25% in 2004 to 24% in 2005 due to keen competition in the price sensitive leisure travel market.

The Light Rail patronage continued to grow in 2005 as a result of the patronage growth of West Rail in the year. Since the opening of West Rail, Light Rail service has been rationalised to provide efficient feeder services for West Rail to better meet the transport needs of the local residents. There were an average of 373,000 passenger trips on Light Rail in 2005, compared to 359,800 in the previous year, an increase of 3.7%.

Transport revenue increased by 7.7% to HK$4,612 million, as compared with HK$4,281 million in 2004 mainly because of the continued recovery of the local economy, the build up of patronage for West Rail and the full year operation of the Tsim Sha Tsui Extension and Ma On Shan Rail. Non-transport recurrent revenue, derived mainly from property rents, increased by 10.9% to HK$771 million from HK$695 million in 2004.

Net profit after tax was HK$317 million, a decrease of 38.2% compared with the net profit of HK$513 million in 2004. The reason for the decrease was mainly due to the increased full-year operating costs of the Tsim Sha Tsui Extension and Ma On Shan Rail and the depreciation charges due to the adoption of new Hong Kong accounting standards, partly offset by the unrealised accounting profits resulting from the change in fair value of investment properties and financial instruments. The operating costs before depreciation increased by 7.9% to HK$3,145 million from HK$2,916 million in 2004 while depreciation rose by 36.4% to HK$2,140 million from HK$1,569 million in 2004.

In 2005 the Government as the sole shareholder of KCRC received a dividend of HK$172 million for the year 2004. There will be no dividend for the year 2005 since a loss was incurred after excluding the unrealised accounting profits.

As regards future new rail projects, the construction of the Lok Ma Chau Spur Line is well on target for completion in early 2007 while the construction of the Kowloon Southern Link is underway and targeted for commissioning in 2009. The Government has invited the Corporation to proceed with further planning of the Northern Link and the Hong Kong section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link as a combined project.

As for the possible rail merger of the MTR and KCR systems, the Government made an announcement on 11 April 2006. The Government has signed a non-binding Memorandum of Understanding with MTRCL on the basis of the structure and the terms for the merger. Under the merger proposal, MTRCL would be granted a Service Concession for an initial period of 50 years to use its assets to operate the KCR system. In return, the Corporation will receive from MTRCL an upfront payment of HK$4.25 billion and an annual fixed payment of HK$750 million, plus an annual variable payment based on revenues generated from KCR rail and rail-related operations. MTRCL will also pay HK$7.79 billion for the acquisition of property packages along the KCR lines.

After the Government’s announcement of the rail merger, the Corporation will work closely with the MTRC and the Government on the development of a detailed implementation plan that will ensure a smooth integration of the two railway systems. The whole process will take a year or more.

- End -

Consolidated Income Statement (HK$ million)

for the year ended 31 December 2005

	2005 [1]	2004 Restated [1]
Turnover
- Transport services	4,612	4,281
- Property services	771	695

	5,383	4,976
Operating costs before depreciation	3,145	2,916

Operating profit before depreciation	2,238	2,060
Depreciation	2,140	1,569

Operating profit before interest and finance income/expenses	98	491

Interest and finance income	525	444
Interest and finance expenses	(823)	(485)

Profit/(loss) after depreciation, interest and finance income/expenses	(200)	450
Gains on changes in fair value of derivative financial instruments and hedged borrowings	400	—
Valuation gains on investment properties	171	148
Share of profit of associate	15	15

Profit before taxation	386	613
Income tax	(69)	(100)

Profit for the year wholly attributable to the sole shareholder of the Corporation	317	513

Dividend attributable to the year :
Final dividend proposed after the balance sheet date	—	172

Consolidated Balance Sheet (HK$ million)

as at 31 December 2005

	2005	2004 Restated [1]
Assets
Fixed Assets	61,298	62,055
Interest in leasehold land held for own use under operating leases	5,645	5,691
Projects under construction	11,621	8,453
Properties under development	1,537	1,892
Loan receivables	4,547	4,309
Derivative financial assets	129	—
Investments	449	4,323
Other assets	1,132	1,132
Cash and cash equivalents	3,394	3,531

	89,752	91,386

Liabilities
Creditor, accruals and other liabilities	10,264	11,576
Derivative financial liabilities	361	—
Interest-bearing borrowings	19,474	19,748

	30,099	31,324

Net Assets	59,653	60,062

Capital and Reserves
Share capital	39,120	39,120
Reserves	20,533	20,942

Total equity	59,653	60,062

Key Statistics

for the year ended 31 December 2005

	2005	2004
East Rail including Tsim Sha Tsui Extension and Ma On Shan Rail [2]
Total number of passengers (million)	325	292
Daily average number of passengers (thousand)	892	799

Light Rail
Total number of passengers (million)	136	132
Daily average number of passengers (thousand)	373	360

West Rail
Total number of passengers (million)	65	48
Daily average number of passengers (thousand)	179	131

Notes:

1.	In 2005 a new set of accounting standards, the Hong Kong Financial Reporting Standards, came into effect in Hong Kong, replacing the Hong Kong Statements of Standard Accounting Practice. The major impacts of these new standards are in respect of the depreciation policy for the Corporation’s assets, and the accounting treatments of the revaluation of investment properties and the valuation of financial instruments. In compliance with the new standards, comparative figures have been restated where necessary.

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated income statement for the years ended 31 December 2004 and 31 December 2005 respectively.

(i) Effect on the consolidated income statement for the year ended 31 December 2004

		Increase/(decrease) in profit for the year					(HK$ million)
	2004 (as previously reported)	HKAS 1	HKAS 17	HKAS 40	HKAS 16	HK(SIC) -Int 21	2004 (as restated)
Turnover	4,976	—	—	—	—	—	4,976
Operating costs before depreciation	(2,807)	—	(112)	—	3	—	(2,916)

Operating profit before depreciation	2,169	—	(112)	—	3	—	2,060
Depreciation	(1,632)	—	112	—	(49)	—	(1,569)

Operating profit before interest and finance income/expenses	537	—	—	—	(46)	—	491
Interest and finance income	444	—	—	—	—	—	444
Interest and finance expenses	(485)	—	—	—	—	—	(485)

Profit/(loss) after depreciation, interest and finance income/expenses	496	—	—	—	(46)	—	450
Valuation gains on investment properties	—	—	—	148	—	—	148
Share of profit of associate	16	(1)	—	—	—	—	15

Profit before taxation	512	(1)	—	148	(46)	—	613
Income tax	(83)	1	—	—	8	(26)	(100)

Profit for the year wholly attributable to the sole shareholder of the Corporation	429	—	—	148	(38)	(26)	513

Notes (continued):

(ii)	Estimated effect on the relevant items in the consolidated income statement for the year ended 31 December 2005

	Increase/(decrease) in profit for the year							(HK$ million)
	HKAS 1	HKAS 17	HKAS 32&39	HKAS 40	HKAS 16	HK- Int 4	HK(SIC)- Int 21	Total
Operating costs before depreciation	—	(118)	—	—	20	—	—	(98)
Depreciation	—	118	—	—	(121)	(178)	—	(181)
Interest and finance income	—	—	24	—	—	—	—	24
Interest and finance expenses	—	—	(4)	—	—	—	—	(4)
Gains on changes in fair value of derivative financial instruments and hedged borrowings	—	—	400	—	—	—	—	400
Valuation gains on investment properties	—	—	—	171	—	—	—	171
Share of profit of associate	(3)	—	—	—	—	—	—	(3)
Income tax	3	—	(74)	—	18	31	(30)	(52)

Profit for the year wholly attributable to the sole shareholder of the Corporation	—	—	346	171	(83)	(147)	(30)	257

HKAS 1	Presentation of financial statements
HKAS 16	Property, plant and equipment
HKAS 17	Leases
HKAS 32	Financial instruments: Disclosure and presentation
HKAS 39	Financial instruments: Recognition and measurement
HKAS 40	Investment property
HK(SIC)-Int 21	Income taxes – Recovery of revalued non-depreciable assets
HK-Int 4	Leases – Determination of the length of lease term in respect of Hong Kong land leases

2.	Tsim Sha Tsui Extension and Ma On Shan Rail commenced operation on 24 October 2004 and 21 December 2004 respectively.

The financial information set out above does not constitute the Corporation’s statutory financial statements for the year ended 31 December 2005 or 2004 but is derived from those financial statements. The full report and statutory financial statements for the year ended 31 December 2005 will be available following their tabling in the Legislative Council.

Certain statements contained in this Press Release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of Kowloon-Canton Railway Corporation to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2004 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Corporation’s other filings with the SEC.